SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)*

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Harvey P. Eisen
                          c/o Bedford Oak Advisors, LLC
                              100 South Bedford Rd.
                               Mt. Kisco, NY 10549
                                 (914) 242-5701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 19, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------------------          ----------------------------------
CUSIP No. 36225V104                           Page 2 of 10 Pages
------------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Partners, L.P.          06-1504646
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     350,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                350,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            352,653
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------------          ----------------------------------
CUSIP No. 36225V104                           Page 3 of 10 Pages
------------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Advisors, LLC          13-4007124
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     350,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                350,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            352,653
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------------          ----------------------------------
CUSIP No. 36225V104                           Page 4 of 10 Pages
------------------------------------          ----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harvey P. Eisen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, SC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,653
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     350,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,653
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                350,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            352,653
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D amends and restates the statement on
Schedule 13D filed on July 25, 2002 (the "Original 13D") on behalf of (i) Bedford Oak Partners, L.P., a Delaware limited partnership (the "Partnership");
(ii) Bedford Oak Advisors, LLC, a Delaware limited liability company (the "Advisor"); and (iii) Mr. Harvey P. Eisen. Mr. Eisen owns and controls the Advisor, which is the investment manager of the Partnership. The Partnership, the Advisor and Mr. Eisen are sometimes referred to herein collectively as the "Reporting Persons". This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share, of GP Strategies Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.

Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 777 Westchester Avenue, 4th Floor, White Plains New York 10604.

Item 2.  Identity and Background.

     (a) This Schedule 13D is filed by the Reporting Persons. This Schedule 13D reports the direct beneficial ownership of Common Stock held by the Partnership and Mr. Eisen. The investment manager of the Partnership is the Advisor. The managing member of the Advisor is Mr. Eisen, who is responsible for all investment decisions made by the Advisor.

     (b) The address of the principal business and principal office of the Reporting Persons is 100 South Bedford Road, Mt. Kisco, New York 10549.

     (c) The principal business of the Partnership is investment in securities. The principal business of the Advisor and Mr. Eisen is investment management, including the management of the Partnership. The address of the principal business and principal office of the Reporting Persons is 100 South Bedford Road, Mt. Kisco, New York 10549.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Eisen is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total consideration utilized by the Partnership to acquire the 2,431,500 shares of Common Stock (including shares of Common Stock issuable upon conversion of 300,000 shares of Class B Capital Stock) reported as acquired in the Original Schedule 13D was $8,410,608 in cash, the source of which was its investment capital. All of the shares of Class B Capital Stock and a portion of the shares of Common Stock then held by the Partnership have been sold as more fully described in Item 5(c).

     Mr. Eisen has been issued a total of 2,653 shares of Common Stock from the Company in consideration of his services as a director of the Company.

Item 4.  Purpose of Transaction.

     The purpose of the acquisitions of shares of Common Stock by the Partnership was and continues to be for investment. On July 11, 2002, Mr. Eisen, was elected a director of the Company. In 2005, Mr. Eisen was appointed the non-executive Chairman of the Company. The shares of Common Stock held by Mr. Eisen directly were acquired from the Company as consideration for his services as a director. Mr. Eisen expects to continue to receive Common Stock from the Company as compensation for his services as a director. As a director, Mr. Eisen may be deemed to participate, together with other members of the Board of Directors and management, in the control of the Company, although the existence of such control is disclaimed hereby.

     None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D. The Company has recently authorized the repurchase up to $5 million of additional shares of Common Stock from time to time in the open market, subject to prevailing business and market conditions and other factors, and recently disclosed (i) its intention to initiate an independent director search to fill seats vacated by former directors Matthew Zell and Scott Peppet and (ii) that it expects to seek stockholder approval for an amendment to the Company's Certificate of Incorporation that will eliminate the authorized Class B Capital Stock of the Company, all of the outstanding shares of which were repurchased by the Company from the Partnership and other holders thereof on January 19, 2006.

     In his capacity as a director and non-executive chairman of the Company, Mr. Eisen will necessarily consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the Board of Directors, Mr. Eisen intends to act thereon in accordance with his judgment at the time.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership directly beneficially owned 350,000 shares of Common Stock, constituting approximately 2.2% of the outstanding shares (based on 15,680,559 shares of Common Stock outstanding as of January 19, 2006 as reported by the Company to the Reporting Persons). In its capacity as investment manager of the

          Partnership, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen. Mr. Eisen directly owns an additional 2,653 shares of Common Stock, and thereby may be deemed to beneficially own an aggregate of 352,653 shares of Common Stock, or approximately 2.2% of the outstanding shares.

     (b) The Partnership, the Advisor, in its capacity as investment manager of the Partnership, and Mr. Eisen as managing member of the Advisor, share the power to direct the vote and the disposition of the 350,000 shares of Common Stock owned by the Partnership. Mr. Eisen has the sole power to direct the vote and the disposition of the 2,653 shares of Common Stock held directly by him.

     (c) On December 31, 2005, Mr. Eisen was issued 154 shares of Common Stock by the Company as compensation for his services as a director. On January 19, 2006, the Partnership sold to the Company in a private transaction (i) 1,031,500 shares of Common Stock for a price of $6.80 per share and (ii) 300,000 shares of Class B Capital Stock of the Company for a price of $8.30 per share. The aggregate purchase price received by the Partnership was $9,504,200. Also on January 19, 2006, the Partnership sold 750,000 shares of Common Stock at a price of $6.80 per share, or $5,100,000 in the aggregate, to funds affiliated with Pequot Capital Management, Inc. (the "Pequot Funds").

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Partnership. No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by him.

     (e) On January 19, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the repurchase of shares of Common Stock and Class B Capital Stock by the Company from the Partnership on January 19, 2006 as described in Item 5(c), the Company and the Partnership entered into a customary purchase agreement. In connection with the sale of shares of Common by the Partnership to the Pequot Funds on January 19, 2006 as described in Item 5(c), the Partnership and the Pequot Funds entered into a customary purchase agreement.

     Except as described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 25, 2006

                                        BEDFORD OAK PARTNERS, L.P.

                                        By: Bedford Oak Management, LLC


                                        By: /s/ Harvey P. Eisen
                                           -------------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member


                                        BEDFORD OAK ADVISORS, LLC


                                        By: /s/ Harvey P. Eisen
                                           -------------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member



                                            /s/ Harvey P. Eisen
                                            ------------------------------------
                                             Harvey P. Eisen






                         [SIGNATURE PAGE TO SCHEDULE 13D
                                 WITH RESPECT TO
                           GP STRATEGIES CORPORATION]